CS CHINA ACQUISITION CORP.
4100 N.E. Second Avenue, Suite 318
Miami, Florida 33137

August 7, 2008

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. H. Christopher Owings
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	CS China Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed November 9, 2007
(File No. 333-147294) ( the "Registration Statement")

Dear Mr. Owings:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 A.M., Monday, August 11, 2008, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CS CHINA ACQUISITION CORP.

By:	/s/ William P. Haus
Name: William P. Haus
Title: CEO